Shanda Sees Strong Initial EZ Pod Pre-Orders;
Introduces New Lineup of Games for EZ Pod and EZ Station

More than 150,000 EZ Pods Pre-Ordered

Nine New Games for Home Users to be Launched

Shanghai, China — December 12, 2005 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, announced today that more than 150,000 EZ Pods have been pre-ordered from Shanda’s own distribution channel. The EZ Pod was commercially launched on December 1, 2005 at a suggested retail price of RMB 458.

The EZ Pod product includes EZ Center software and a remote control that together upgrade the standard PC platform to an interactive entertainment platform, allowing users to browse full-screen applications on a PC through a new user interface with simple intuitive menus, large text and clear graphics. The EZ Pod is an integral part of Shanda’s EZ entertainment platform, which provides a wide range of users access to rich interactive content, including TV programs, movie, music, karaoke, game, news, literary, financial, e-commerce and educational content.

As part of its efforts to deliver more entertainment offerings that are tailored for its EZ Center platform, Shanda today also announced the introduction of nine new in-house developed online casual games that are being developed primarily for the EZ Station and the EZ Pod. The newly introduced casual games, which are in various stages of development and testing, are:

•	Shanda Richman- an online Monopoly-style game,

•	Energy Cart - a cartoon-style car racing game,

•	Kungfu Kid - a kungfu combat game with a built-in avatar system,

•	Chinese Heroes - a 3D online game with a rich cast of characters from Chinese folklore and history,

•	BBQ - a round-by-round strategy game,

•	Superstar and Pop King – two music based games, and

•	Reng Xiang Zi and Tui Tui Xia – two cartoon style puzzle games.

“Following Intel’s memorandum of understanding with us to jointly promote and distribute 500,000 units of EZ Center/EZ Pod over the next 12 months, we’re pleased with initial response to the EZ Pod from our own regional distribution channels.” said Tianqiao Chen, CEO of Shanda, “In addition, the introduction of nine new casual games demonstrates our commitment to developing healthy and entertaining games that can be enjoyed by the entire family in the living room.”

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary and music content. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the development of nine new casual games. These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations including but not limited to the risk that the number of EZ Pods sold in retail outlets is less than the number of EZ Pods pre-ordered by distributors and distributors return unsold EZ Pod inventories to Shanda, the risk that development of some of the new casual games is not completed or that there are there are delays in the completion and launch of any of the nine casual games and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

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CONTACT:
Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667